Exhibit 99.2

CELLECTIS

2026 Free Shares Plan

Approved by the Board of Directors on August 6, 2026

1. Implementation of the free shares plan

Pursuant to decisions dated June 25, 2026 the shareholders’ general meeting of Cellectis, a French société anonyme whose registered office is located at 8 rue de la Croix Jarry, 75013 Paris and whose identification number is 428 859 052 R.C.S. Paris (hereafter referred to as the "Company") authorized the Board of Directors to allocate free shares of the Company to the benefit of employees of the Company or to certain categories of such employees, and/or to the benefit of its corporate officers who meet the conditions set forth by Article L. 225-197-1 II of the French commercial code, as well as to the benefit of employees of companies or economic interest groups whose share capital or voting rights are held, directly or indirectly, for more than ten per cent (10%) by the Company at the date of allocation of said shares (the “Shareholders’ Authorization”).

On August 6, 2026, the Board of Directors, acting upon such Shareholders’ Authorization, approved the present free shares plan stating the conditions and criteria for the allocation of such shares (hereafter referred to as the "2026 Free Shares Plan”). The 2026 Free Shares Plan provides for the allocation of up to a total of 4,023,640 free shares of the Company to the benefit of eligible employees and officers.

2. Definitions

Under the present 2026 Free Shares Plan, the following terms and expressions starting with a capital letter shall have the following meaning and may be used indifferently in the singular or in the plural form:

"Acquisition Date"	refers to the date when the free Shares have been definitely acquired by the relevant Beneficiary;
"Acquisition Period"	refers to the period of at least three (3) years, starting on the Allocation Date and ending on the Acquisition Date;
"Allocation"

refers to the decision of the Board of Directors on the Allocation Date to allocate free Shares to a given Beneficiary. This Allocation constitutes a right to be granted Shares at the end of the Acquisition Period subject to the compliance with the conditions and criteria set forth by the present 2026 Free Shares Plan;

"Allocation Date"

refers to the date on which the Board of Directors allocates free Shares to a given Beneficiary. This Allocation will constitute a right to be granted Shares at the end of the Acquisition Period subject to the compliance with the conditions and criteria set forth by the present 2026 Free Shares Plan;

"Allocation Letter"	refers to the letter which informs a given Beneficiary of the allocation of free Shares, as stated in Article 5 of the 2026 Free Shares Plan;
"Beneficiaries"	refers to the person(s) for whose benefit the Board of Directors decided an Allocation of Shares as well as, as the case may be, his or her heirs;
"Board of Directors"	refers to the board of directors (conseil d’administration) of the Company;
"Bylaws"	refers to the bylaws of the Company in force at the date referred to;
“Clawback Policy”

refers to the Company’s Compensation Recoupment Policy and any other standalone recoupment or clawback policy established by the Company as may be in effect from time to time, including, as applicable, a policy established pursuant to Section 10D of the U.S. Securities Exchange Act of

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1934 and any applicable rules or regulations promulgated by the U.S. Securities and Exchange Commission or any national exchange of national securities association on which the shares of the Company may be traded.

"Disability"

refers to (i) for French Beneficiaries, the disability of a Beneficiary corresponding to the second or third of the categories provided by Article L. 341-4 of the French social security code, or (ii) for U.S. Beneficiaries, disability as defined under U.S. Internal Revenue Code Section 409A(a)(2)(C)(i);

"Group"	refers to the Company and to all the companies and groups related to the Company in the meaning of Article L. 225-197-2 of the French commercial code;
“Holding Period”

refers to the period starting on the Acquisition Date during which the free Shares cannot be transferred and at least equal to two (2) years from the Allocation Date (or such other minimum period stipulated under French law), as decided by the Board of Directors, being specified no Holding Period will be applicable to the Beneficiaries for whom the duration of the Acquisition Period is at least equal to this minimum period;

"Presence"	refers to the presence of the Beneficiary in his or her capacity of employee and/or corporate officer of the Company or of any of the companies of the Group;
"Shares"	refers to the shares issued or which will be issued by the Company in representation of its share capital; and
"Trading Day"	refers to the working days when Euronext proceeds to the listing of shares on the Euronext Growth market of Euronext in Paris other than days when the listings end prior to the usual closing hour.

3. Purpose

The purpose of the 2026 Free Shares Plan is to set forth the conditions and criteria for the allocation of free Shares under the 2026 Free Shares Plan, pursuant to Articles L. 225-197-1 et seq. of the French commercial code and pursuant to the authorization granted by the Company’s shareholders at their general meeting dated June 25, 2026 (the “Shareholders’ Authorization”).

4. Beneficiaries

Pursuant to the Shareholders’ Authorization, the Board of Directors approves the list of Beneficiaries among eligible officers and employees, together with the indication of the number of free Shares allocated to each of them.

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5. Notice of the Allocation of the Shares

The notice of the Allocation of Shares to the Beneficiaries shall be made pursuant to an Allocation Letter sent by the Board of Directors or by any other person selected by the Board of Directors, by registered mail with acknowledgement of receipt or delivered in person with acknowledgement of receipt, or by any other electronic means as might be agreed by the Company, together with a copy of the present 2026 Free Shares Plan, indicating the number of Shares allocated to the relevant Beneficiary, the Acquisition Period and, if any, the Holding Period (including, in each case, any terms specific to such Beneficiary).

The Beneficiary shall acknowledge receipt of the Allocation Letter and of the 2026 Free Shares Plan either (a) by sending signed copies of these documents to the Company, or (b) through any electronic means as might be agreed by the Company, within two (2) months from the date of receipt, the documents being deemed to be received on the first date of presentation, in the absence of which the Allocation shall be null and void for this Beneficiary.

The fact that a person may benefit from the 2026 Free Shares Plan does not imply that he or she shall benefit from any other plan that may be implemented thereafter.

6. Acquisition period

6.1. Principle

The free Shares allocated under the 2026 Free Shares Plan shall be definitively acquired by the Beneficiaries at the end of the Acquisition Period, provided that the following conditions precedent are met:

- continued Presence of the Beneficiary during the Acquisition Period, in the absence of which he or she will not be entitled to acquire Shares on the date when this condition is no longer met;

- for corporate officers, executive managers and members of the executive committee of the Company, the completion of the performance conditions set forth in the Allocation Letter of the relevant Beneficiary (i.e., 1/3 if the Company reaches a certain level of cash position, 1/3 if a clinical and/or regulatory target is met and 1/3 if a manufacturing target is met);

being specified that the Board of Directors shall be entitled, to the extent permitted by, and in accordance with, applicable laws:

- to release a given Beneficiary from the continued Presence of the Beneficiary condition set forth above for all or part of the Shares granted,

- to provide, in the event of a change of control of the Company, for an acceleration of the Acquisition Period and the Holding Period, if any, in whole or in part, provided always that free Shares may not be disposed of before the second anniversary of their Allocation Date in accordance with mandatory French law, and

- to enforce any applicable Clawback Policy, including, without limitation, and within the limits set forth in any such Clawback Policy, to recoup any right to acquire free Shares allocated under the 2026 Free Shares Plan, to recover any free Shares definitively acquired by any Beneficiary under the 2026 Free Shares Plan, or to recover any proceeds received by any such Beneficiary from the sale of any Shares definitively acquired by any Beneficiary under the 2026 Free Shares Plan.

Further, should the Beneficiary be at the same time an employee and a corporate officer of the same company or of two companies of the Group, the loss of one of these capacities shall not result in the loss of the right to acquire the free Shares allocated under the 2026 Free Shares Plan at the end of the Acquisition Period.

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Pursuant to Article L. 225-197-3 of the French commercial code, the Beneficiaries hold a claim against the Company which is personal and may not be transferred until the end of the Acquisition Period.

During the Acquisition Period, the Beneficiaries will not own the free Shares and will not be shareholders of the Company. As a consequence, they will not hold any rights attached to the Shares.

6.2 Internal mobility

In the event of transfer or temporary assignment of the Beneficiary within a company of the Group, implying (a) the termination of the initial employment agreement and the entering into of a new employment agreement or of a position as corporate officer, and/or (b) a resignation of the Beneficiary from his or her position as corporate officer and the acceptance of a new position of corporate officer or the entering into of a new employment agreement in one of such companies, the Beneficiary shall retain his or her right to be allocated free Shares at the end of the Acquisition Period.

6.3 Disability

In the event of Disability before the end of the Acquisition Period, the free Shares shall be definitively acquired by the Beneficiary on the date of Disability.

For participants subject to tax in the U.S., the free Shares shall be delivered to the Beneficiary on the 30th day following the date a Disability is incurred. For avoidance of doubt, no Holding Period will apply to the free Shares delivered under this provision.

6.4 Death

In the event of death of the Beneficiary during the Acquisition Period, the free Shares shall be definitively acquired at the date of the request of allocation made by his or her beneficiaries in the framework of the inheritance.

The request for allocation of the Shares shall be made within six (6) months from the date of the death in compliance with Article L. 225-197-3 of the French commercial code.

For participants subject to tax in the U.S., the free Shares shall be definitively acquired within thirty (30) days following the date of death. For avoidance of doubt, no Holding Period will apply to the free Shares delivered under this provision.

6.5 Retirement

In the event of the retirement of a given Beneficiary during the Acquisition Period, the Board of Directors may decide that the condition set forth in article 6.1 above shall be deemed to be met for all or part of the Shares granted upon the date of such retirement.

7. Holding Period

7.1 Principle

During the Holding Period, if any, the Beneficiaries concerned will be the owner of the free Shares allocated under the 2026 Free Shares Plan and will be shareholders of the Company. As a consequence, they will benefit from all the rights attached to the capacity of a shareholder of the Company.

However, the free Shares shall not be available during the Holding Period, if any, and the Beneficiaries may not transfer or pledge the Shares, by any means, or convert them into the bearer form.

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At the end of the Holding Period, if any, the Shares will be fully available, subject to the provisions of the following paragraph.

At the end of the Holding Period, if the Company’s shares are listed on a regulated market, the free Shares allocated under the 2026 Free Shares Plan may not be transferred during the “black-out” periods set forth in Article L. 225-197-1 of the French commercial code and the Company’s internal insider trading policy, i.e., as currently provided:

- within thirty (30) calendar days prior to, and 3 days following, the announcement of an interim financial report or of the annual financial report that the Company is required to publish; and

- by the members of the Board of Directors, the chief executive officer and the deputy chief executives officers and by the employees having knowledge of insider information, within the meaning of Article 7 of the Regulation (EU) No. 596/2014 of the European Parliament and of the Council of April 16, 2014 on market abuse (Market Abuse Regulation) and repealing Directive 2003/6/ EC of the European Parliament and of the Council and Commission Directives 2003/124/ EC, 2003/125/ EC and 2004/72/ EC, which has not been made public.

7.2 Specific situations

Notwithstanding the provisions of the second paragraph of Article 7.1 above, the free Shares allocated to the Beneficiaries referred to at Article 6.3 above or to the beneficiaries of the deceased Beneficiary referred to at Article 6.4 above may be freely transferred as from the date of their final allocation.

8. Characteristics of the Shares

The Shares definitively acquired shall be, at the Company’s choice, new ordinary shares to be issued by the Company or existing Shares acquired by the Company.

As from the Acquisition Date, they shall be subject to all the provisions of the Bylaws.

They shall be assimilated to existing ordinary shares of the Company and shall benefit from the same rights as from the Acquisition Date.

9. Delivery and holding of the Shares

At the end of the Acquisition Period, the Company shall deliver to the Beneficiary the free Shares allocated under the 2026 Free Shares Plan provided that the conditions and criteria for such allocation provided by Articles 5 and 6 above are met.

If the Acquisition Date is not a working day, the delivery of the Shares shall be completed the first working day following the end of the Acquisition Period.

The Shares that may be acquired under the 2026 Free Shares Plan will be held, during the Holding Period (if any), under the administered form (nominatif administré) in an individual account opened in the name of the relevant Beneficiary at Banque Transatlantique or other third-party provider as decided by the Company with a mention that they cannot be transferred. At the end of the Holding Period (or the end of the Acquisition Period if there is no Holding Period), the Shares will have to remain under the administered form (nominatif administré) at Banque Transatlantique or other third-party provider as decided by the Company until the time they are transferred to make sure that the restrictions set forth in the last paragraph of Article 7.1 above are complied with.

In the event that, as a consequence of the allocation of free Shares under the 2026 Free Shares Plan, the Company or any of the companies of the Group shall be compelled to pay taxes, social costs or any other social security taxes or contributions on behalf of the Beneficiary, the Company retains the right to postpone or to forbid the delivery of the Shares on the Acquisition Date until the

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relevant Beneficiary has paid to the Company or to the relevant company of the Group the amount corresponding to these taxes, social costs, or social security taxes or contributions.

10. Intermediary operations

In the event of exchange without equalization payment (soulte) resulting from an operation of merger or spin-off completed in compliance with the applicable regulations during the Acquisition Period or the Holding Period, if any, the companies taking part in the operation shall substitute to the Company and the provisions of the present 2026 Free Shares Plan, and notably the durations of the Acquisition Period and of the Holding Period, if any, shall apply to the allocation rights and to the shares received in compliance with Article L. 225-197-1 III of the French commercial code.

The same shall apply in the event of a public offering operation, of a division or a grouping of shares completed in compliance with the application regulations during the Holding Period, if any.

11. Adjustment

Should the Company proceed, during the Acquisition Period, to an amortization, to a share capital reduction, to a change in the allocation of its profits, to an allocation of free shares to all the shareholders, to a capitalization of reserves, profits or issuance premiums, to an allocation of reserves or to an issuance of equity securities or giving right to the allocation of equity securities including a preferential subscription right reserved to the shareholders, the maximum number of Shares allocated under the 2026 Free Shares Plan may be adjusted in order to take into account said operation by application, mutatis mutandis, of the terms of adjustment provided by the law for the beneficiaries of stock options.

Each Beneficiary shall be informed of the practical terms of the adjustment and of its consequences on the Allocation of Shares he or she benefited from, being specified that the free Shares allocated pursuant to this adjustment shall be governed by the present 2026 Free Shares Plan.

12. Amendment to the 2026 Free Shares Plan

12.1 Principle

The present 2026 Free Shares Plan may be amended by the Board of Directors, being specified that, subject to Article 14.5, the amendments shall be subject to the written consent of the Beneficiaries if it results in a decrease in the rights of said Beneficiaries.

The new provisions shall apply to the Beneficiaries during the Acquisition Period on the date of the decision to amend the 2026 Free Shares Plan taken by the Board of Directors, or the written consent of the Beneficiary, if required.

12.2 Notice of the amendments

The amendments to the 2026 Free Shares Plan shall be communicated to the relevant Beneficiaries, by all means, including by internal mail, by simple letter or with acknowledgement of receipt, by fax or by e-mail.

13. Tax and social rules

The Beneficiary shall bear all taxes and mandatory costs which he or she must bear pursuant to the applicable law in relation to the allocation of free Shares, on the due date of said taxes or costs.

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Each Beneficiary shall verify and carry out, as the case may be, the declaratory obligations he or she must comply with in relation to the allocation of the free Shares.

14. Miscellaneous

14.1 Rights in relation to the capacity of employee

No provisions of the present 2026 Free Shares Plan shall be construed as granting to the Beneficiary a right to have his or her employment agreement with the Company or any of the companies of the Group maintained, or limiting the right of the Company or any of the companies of the Group to terminate or amend the terms and conditions of the employment agreement of the Beneficiary.

14.2 Data privacy

The Beneficiary hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of the Beneficiary’s personal data as described in this document by and among, as applicable, the Beneficiary’s employer (the “Employer”), the Company and its other subsidiaries and affiliates for the exclusive purpose of implementing, administering and managing the Beneficiary’s participation in the 2026 Free Shares Plan.

The Beneficiary understands that the Company and the Employer may hold certain personal information about Beneficiary, including, but not limited to, Beneficiary’s name, home address, email address and telephone number, date of birth, social insurance number, passport number or other identification number, salary, nationality, job title, any Shares or directorships held in the Company, details of all awards or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in Beneficiary’s favor, for the exclusive purpose of implementing, administering and managing the 2026 Free Shares Plan (“Data”).

The Beneficiary understands that the recipients of the Data may be located in France or elsewhere (including outside the European Union), and that the recipients’ country may have different data privacy laws and protections than the Beneficiary’s country. The Beneficiary understands that the Beneficiary may request a list with the names and addresses of any potential recipients of the Data by contacting the Beneficiary’s local human resources representative. The Beneficiary authorizes the Company and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the 2026 Free Shares Plan to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Beneficiary’s participation in the 2026 Free Shares Plan. The Beneficiary understands that Data will be held only as long as is necessary to implement, administer and manage the Beneficiary’s participation in the 2026 Free Shares Plan. The Beneficiary understands that Beneficiary may, at any time, view the Data, request additional information about the storage processing of the Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Beneficiary’s local human resources representative. The Beneficiary understands, however, that refusing or withdrawing the Beneficiary’s consent may affect the Beneficiary’s ability to participate in the 2026 Free Shares Plan. For more information on the consequences of the Beneficiary’s refusal to consent or withdrawal of consent, the Beneficiary understands that the Beneficiary may contact the Beneficiary’s local human resources representative.

If the Beneficiary resides in the Republic of France, any other country in the European Economic Area or the United Kingdom, the data privacy notice separately provided to such Beneficiary, as the case may be, shall supersede this Section 14.2.

14.3 Electronic Delivery

The Company may, in its sole discretion, decide to deliver any documents related to the 2026 Free Shares Plan or future awards that may be granted under the 2026 Free Shares Plan by electronic means or to request the Beneficiary’s consent to participate in the 2026 Free Shares Plan by

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electronic means. The Beneficiary hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the 2025 Free Shares Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

14.4 Severability

The provisions of this 2026 Free Shares Plan are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

14.5 Clawback

In accordance with the Clawback Policy, and if such policy applies to a Beneficiary, such Beneficiary’s right to an allocation of free Shares under the 2026 Free Shares Plan (if any), any free Shares definitively acquired by such Beneficiary under the 2026 Free Shares Plan, and/or proceeds received by such Beneficiary from the sale of Shares acquired under the 2026 Free Shares Plan, shall, in each case, be subject to the terms and conditions of such Clawback Policy.

14.6 Applicable law - Jurisdiction

The 2026 Free Shares Plan is subject to French law. Any dispute relating to its validity, its construction or its performance shall be decided by the competent courts of the French Republic.

14.7 Provisions Applicable to Beneficiaries Located outside of France

The attached Appendix applies to Beneficiaries located outside of France.

Reserved to the Beneficiary:

Mr/Ms _[ ]___________declares having read all the provisions of the 2026 Free Shares Plan and Appendix, as applicable, and expressly acknowledges that these provisions apply to him/her.

Made in [Address 1]

On [Date of Signature]

Signature: _[Employee Signature]_________________and initial on each page

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APPENDIX

TERMS AND CONDITIONS

This Appendix contains additional terms and conditions that will apply to the Beneficiary if he or she resides outside of France. Capitalized terms used but not defined herein shall have the same meanings assigned to them in the 2026 Free Shares Plan (the “Plan”).

NOTIFICATIONS

This Appendix also includes information regarding exchange control and certain other issues of which the Beneficiary should be aware with respect to his or her participation in the Plan. The information is based on the securities, exchange control and other laws in effect in the respective countries as of July 2026. Such laws are often complex and change frequently. The Company therefore strongly recommends that the Beneficiary not rely on the information in this Appendix as the only source of information relating to the consequences of his or her participation in the Plan because such information may be outdated when the Beneficiary vests in the Shares and/or sells any Shares issued pursuant to the award.

GENERAL PROVISIONS

Taxes. Regardless of any action the Company or the Employer takes with respect to any or all income tax, social insurance, payroll tax, or other tax-related withholding (“Tax-Related Items”), the Beneficiary acknowledges that the ultimate liability for all Tax-Related Items legally due by the Beneficiary is and remains the Beneficiary’s responsibility and that the Company and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Share grant, including the grant, vesting of the Shares, the subsequent sale of Shares acquired pursuant to such vesting and the receipt of any dividends; and (2) do not commit to structure the terms of the grant or any aspect of the Shares to reduce or eliminate the Beneficiary’s liability for Tax-Related Items.

Prior to vesting of the Shares, the Beneficiary will pay or make adequate arrangements satisfactory to the Company and/or the Employer to satisfy all withholding obligations of the Company and/or the Employer, if any. In this regard, the Beneficiary authorizes the Company and/or the Employer to withhold all applicable Tax-Related Items legally payable by the Beneficiary from the Beneficiary’s compensation paid to the Beneficiary by the Company and/or Employer or from proceeds of the sale of Shares. Alternatively, or in addition, if permissible under local law, the Company may (1) sell or arrange for the sale of Shares that the Beneficiary acquires to meet the withholding obligation for Tax-Related Items and/or (2) withhold in Shares, provided that the Company only withholds the amount of Shares necessary to satisfy the minimum withholding amount. Finally, the Beneficiary will pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold as a result of the Beneficiary’s participation in the 2026 Free Shares Plan or the Beneficiary’s acquisition of Shares that cannot be satisfied by the means previously described. The Company may refuse to honor the vesting and refuse to deliver the Shares if the Beneficiary fails to comply with the Beneficiary’s obligations in connection with the Tax-Related Items as described in this section.

Nature of Grant. In accepting the grant, the Beneficiary acknowledges that:

(a) the Plan is established voluntarily by the Company, it is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan;

(b) the grant of the Shares is voluntary and occasional and does not create any contractual or other right to receive future grants of Shares, or benefits in lieu of Shares, even if Shares have been granted repeatedly in the past;

(c) all decisions with respect to future grants, if any, will be at the sole discretion of the Company;

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(d) the Beneficiary’s participation in the Plan shall not create a right to further employment with the Employer and shall not interfere with the ability of the Employer to terminate the Beneficiary’s employment relationship at any time with or without cause unless otherwise required under local law;

(e) the Beneficiary is voluntarily participating in the Plan;

(f) the Shares are an extraordinary item that do not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of the Beneficiary’s employment contract, if any;

(g) the Shares are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, end of service payments, bonuses, long service awards, pension or retirement benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company or the Employer;

(h) in the event that the Beneficiary is not an employee of the Company, the grant will not be interpreted to form an employment contract or relationship with the Company; and furthermore, the grant will not be interpreted to form an employment contract with the Employer or any subsidiary or affiliate of the Company;

(i) the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(j) if the Beneficiary obtains Shares, the value of those Shares may increase or decrease;

(l) in consideration of the grant, no claim or entitlement to compensation or damages shall arise from termination of the award of Shares or diminution in value of the award resulting from termination of the Beneficiary’s employment with the Company or the Employer (for any reason whatsoever) and the Beneficiary irrevocably releases the Company and the Employer from any such claim that may arise; if, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen, then, by signing the Plan, the Beneficiary shall be deemed irrevocably to have waived the Beneficiary’s entitlement to pursue such claim; and

(m) unless otherwise decided by the Board of Directors, in the event of termination of the Beneficiary’s employment during the acquisition period, the Beneficiary’s right to vest in the Shares under the Plan, if any, will terminate effective as of the date that the Beneficiary is no longer actively employed and will not be extended by any notice period mandated under the local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law).

Language. If the Beneficiary has received this document or any other document related to the Plan translated into a language other than French and if the translated version is different from the French version, the French version will control.

COUNTRY-SPECIFIC PROVISIONS - United States

1. The Beneficiary acknowledges the following:

- that both this award and any Shares are securities (“Securities”), the issuance by the Company of which requires compliance with applicable federal and state securities laws;

- that these Securities are made available to the Beneficiary only on the condition that the Beneficiary makes the representations contained in this section to the Company, and

- the Beneficiary has made a reasonable investigation of the affairs of the Company sufficient to be well informed as to the rights and the value of these Securities.

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2. This Plan is intended to comply with, or be exempt from, Section 409A of the U.S. Internal Revenue Code (the “Code”), and shall be interpreted, construed and administered consistent with that intent. Any reference to Section 409A of the Code will also include any regulations or any other formal guidance promulgated with respect to such section by the U.S. Department of the Treasury or the Internal Revenue Service. If any of the terms and conditions of the Plan, or any grant document contravenes any regulations or guidance under Section 409A of the Code or could cause any granted award to be subject to taxes, interest or penalties under Section 409A of the Code, the Company may, in its sole discretion and without the U.S. Beneficiary’s consent, modify the Plan or grant documents to: (i) comply with, or avoid being subject to Section 409A of the Code, (ii) avoid the incurrence of additional taxes, interest or penalties under Section 409A of the Code, and (iii) maintain, to the maximum extent practicable, the original intent of the applicable term, condition or provision without contravening the provisions of Section 409A of the Code.

Notwithstanding anything in the Plan to the contrary, if (i) pursuant to Section 12 of the Plan, the Company amends the terms of such section to provide that free Shares may be delivered to the Beneficiary upon a “separation from service” (as determined in accordance with Section 409A of the Code), (ii) the Beneficiary is a “specified employee” (within the meaning of Section 409A of the Code), (iii) the issuance of the free Shares is considered to be a “deferral of compensation” (as such phrase is defined for purposes of Section 409A of the Code) and (iv) such issuance is made by reason of the Beneficiary’s “separation from service” with the Company (determined in accordance with Section 409A of the Code), then the Beneficiary’s date of issuance of the free Shares shall be the date that is the first day of the seventh month after the date of the Beneficiary’s separation from service.

The Company makes no representation as to the tax status of the Plan to the Beneficiaries, who should seek their own tax advice.

3. Section 6.1 (Principles) of the Plan is revised to provide that, if a change of control occurs, the Board of Directors decides to accelerate the vesting of the free Shares and the issuance of the free Shares is considered to be a “deferral of compensation” (as such phrase is defined for purposes of Section 409A of the Code), such acceleration may only occur if the change of control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company (each within the meaning of Section 409A of the Code).

4. Section 6.5 (Retirement) of the Plan does not apply to beneficiaries subject to tax in the United States.

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